Mail Stop 3561

October 16, 2006

Edward G. Lampman, Chief Executive Officer
Bison Instruments, Inc.
7725 Vasserman Trail
Chanhassen, MN 55317

      Re: Bison Instruments, Inc.
               Form 10-KSB for Fiscal Year Ended
               October 31, 2005
               File No. 0-27297

Dear Mr. Lampman:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                         Sincerely,

                         Terence O'Brien
                         Branch Chief